Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “company”)

CHANGE IN THE DIVIDEND WITHHOLDING TAX RATE

Shareholders are referred to the financial results for the third quarter of fiscal year 2017 published on 2 February 2017 wherein the company declared a gross local dividend of 2 South African cents (0.1 U.S. cents) per ordinary share to be paid on February 27, 2017.

Following the Budget Speech delivered by the Minister of Finance, Pravin Gordhan, on 22 February 2017 wherein the dividends withholding tax rate was increased from 15% to 20%, the Draft Rates and Monetary Amounts and Amendment of Revenue Laws Bill has amended section 64E of the Income Tax Act No. 58 of 1962 and the increased dividends withholding tax of 20% applies in respect of any dividend paid on or after 22 February 2017.

Shareholders are accordingly advised that the net local dividend amount payable to MiX shareholders liable to pay dividends tax will be 1.6 South African cents per ordinary share and not 1.7 South African cents per ordinary share as previously disclosed.

The salient dates and times and other information provided in respect of the dividend declaration announced on 2 February 2017 remain unchanged.

24 February 2017

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